Exhibit (a)(5)(A)

Vantage Notifies Holders of

7.875% Senior Convertible Notes Due 2042

of their Repurchase Option

HOUSTON, TEXAS – July 29, 2015 – Vantage Drilling Company (“Vantage”) announced that holders of its 7.875% Senior Convertible Notes due 2042 (the “Notes”) have the right, at each holder’s option, to require Vantage to repurchase their Notes on September 1, 2015 (the “Optional Put Repurchase Date”) at a repurchase price (the “Optional Put Repurchase Price”) in cash equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to (but excluding) the Optional Put Repurchase Date. The Optional Put Repurchase Date is an “Interest Payment Date” under the terms of the Notes. Accordingly, interest accrued up to the Optional Put Repurchase Date will be paid on the Interest Payment Date to holders of record at 5:00 p.m., New York City time, on August 15, 2015, and the Company does not expect that there will be accrued and unpaid interest due as part of the Optional Put Repurchase Price. Payment by the Company to the paying agent of the Optional Put Repurchase Price will be made on the Optional Put Repurchase Date. If the paying agent holds cash sufficient to pay the Optional Put Repurchase Price of such Notes to be repurchased on the Optional Put Repurchase Date, then on and after such date, such repurchased Notes will cease to be outstanding and interest on such Notes will cease to accrue, whether or not book-entry transfer of such Notes is made or such Notes are delivered to the paying agent, and all other rights of such holder with respect to such Notes shall terminate (other than the right to receive the Optional Put Repurchase Price and previously accrued interest, if any, upon delivery or transfer of the Notes). If all outstanding Notes are surrendered for repurchase, the aggregate cash repurchase price will be approximately $1,856,000. Vantage intends to pay the Optional Put Repurchase Price by using available cash.

The repurchase option commences at 9:00 a.m., New York City time, on July 29, 2015, and expires at 5:00 p.m., New York City time, on August 31, 2015 (the “Expiration Date”), which is the business day immediately preceding the Optional Put Repurchase Date. Holders may withdraw their election to exercise the repurchase option at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to exercise the option to require Vantage to purchase its Notes, or withdraw Notes previously surrendered, a holder must follow the procedures set forth in the Company Notice, which is being sent to all registered holders of the Notes.

The Notes are also convertible into Vantage’s ordinary shares, par value $0.001 per share (“Ordinary Shares”) at a rate of 476.1905 Ordinary Shares per $1,000 principal amount of the Notes, which is equal to a conversion price of approximately $2.10 per share, at the option of the holder and so long as specified conditions are met. Vantage, at its election, may settle any Notes surrendered for conversion in Ordinary Shares, cash or a combination thereof. Cash will be delivered in lieu of any fractional shares. If a holder has already delivered a repurchase notice with respect to a Note, the holder may not surrender that Note for conversion unless and until the holder has validly and timely withdrawn the repurchase notice.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any Notes. As required by the rules of the Securities and Exchange Commission, Vantage plans to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. Vantage will make available to Note holders, directly or through DTC, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for repurchase (copies of which will be attached as exhibits to such Schedule TO). None of Vantage, its Board of Directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising its option to require Vantage to repurchase its Notes. Note holders are encouraged to read these documents carefully before deciding whether to exercise their option to require Vantage to repurchase their Notes, as these documents contain important information regarding the details of Vantage’s obligation to repurchase the Notes. Holders of the Notes and other interested parties may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov, at Vantage’s website, www.vantagedrilling.com, or from Vantage at 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056, Attn: Public & Investor Relations (Telephone: 281-404-4700). The name and address of the Paying Agent to which physical delivery of the documents referred to herein may be delivered are as follows:

Registered and Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building – 12th Floor
P.O. Box 1517	6th St. & Marquette Avenue	608 Second Avenue South
Minneapolis, Minnesota 55480	Minneapolis, Minnesota 55479	Minneapolis, Minnesota 55402

Questions and requests for assistance in connection with the surrender of the Notes for repurchase may be directed to Wells Fargo Bank, National Association, as Paying Agent, at (800) 344-5128. Please refer to the CUSIP number of the Notes when making inquiries.

Vantage, a Cayman Islands exempted company, is an offshore drilling contractor, with an owned fleet of three ultra-deepwater drillships, the Platinum Explorer, the Titanium Explorer and the Tungsten Explorer, as well as an additional ultra-deepwater drillship, the Cobalt Explorer, now under construction, and four Baker Marine Pacific Class 375 ultra-premium jackup drilling rigs. Vantage’s primary business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells. Vantage also provides construction supervision services for, and will operate and manage, drilling units owned by others. Through its fleet of seven owned drilling units, Vantage is a provider of offshore contract drilling services globally to major, national and large independent oil and natural gas companies.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in the company’s filings with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements.

Public & Investor Relations Contact:

Paul A. Bragg

Chairman & Chief Executive Officer

Vantage Drilling Company

(281) 404-4700